Sun Life Financial and MFS Conclude Strategic Review

TORONTO (October 23, 2006) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced that it has completed its assessment of strategic alternatives for its MFS Investment Management subsidiary. Sun Life will continue to own and invest in MFS and is not pursuing any third-party transactions concerning the firm. This follows an announcement by the Company on September 18, 2006 that it had retained investment bankers to provide advice on strategic alternatives for MFS.

“We conducted a thorough and disciplined assessment and there was a high degree of interest in partnering with MFS,” said Donald A. Stewart, Chief Executive Officer of Sun Life Financial. “Sun Life remains committed to the asset management business in the U.S. and MFS is a valuable strategic asset. Together with the senior management of MFS, we will focus on improving performance and profit margins and expanding its global investment and distribution platforms.”

In the third quarter of this year, Sun Life’s net income from MFS increased by 37% to US$52 million, pre-tax profit margins improved to 30% and assets under management grew to US$175 billion. With one of the strongest brands in asset management, an enviable distribution system, and an excellent track record, MFS is poised for continued growth.

Robert Manning, Chief Executive Officer of MFS said, “We are very pleased with the decision that resulted from this process and that our growth will continue under our current ownership structure. Our assets under management are at an all-time high and we continue to capitalize on growth opportunities in many of our businesses. In addition, our global footprint distinguishes us and positions us extremely well in the marketplace. From a financial perspective, the strong talent and dedication of our employees have helped MFS deliver significant margin improvements over the past year.”

MFS is a premier global money management firm with investment offices in Boston, London, Mexico City, Tokyo and Singapore. The firm’s history dates back to 1924, and the establishment of the first “open-end” mutual fund.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:		Investor Relations Contact:

Susan Jantzi		Kevin Strain
Manager, Media Relations		Vice-President, Investor Relations
519-888-3160		416-204-8163
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